[LETTERHEAD OF DRINKER, BIDDLE & REATH LLP]
H. John Michel, Jr.
215-988-2515
john.michel@dbr.com
October 31, 2006
VIA EDGAR
Mr. William Choi
Branch Chief
Division of Corporation Finance
100 F. Street N.E.
Washington, D.C. 20549

Re:	Cott Corporation
Form 10-K for the Fiscal Year Ended December 31, 2005, filed March 31, 2006
Form 8-K filed July 27, 2006
Form 10-Q for the Quarterly Period Ended July 1, 2006, filed August 10, 2006
File No. 0-15898
Dear Mr. Choi:
     This letter responds to the comments made by the Staff of the Securities and Exchange Commission in its letter of September 18, 2006 with respect to the Annual Report on Form 10-K of Cott Corporation (the “Company”) for the year ended December 31, 2005 (the “Form 10-K”), the Company’s Current Report on Form 8-K dated July 27, 2006, and the Company’s Quarterly Report on Form 10-Q for the quarter ended July 1, 2006. For your convenience, we have summarized below in bold type the specific comments to which the Company is responding and have set forth the response of the Company immediately below the summary of the applicable comment.
Form 10-K for the Year Ended December 31, 2005
Management’s Discussion and Analysis of Financial Condition and Results of Operations, Overview, page 29
1.	We note your disclosure on page 29 of the per-share impact of “unusual items,” which includes restructuring and asset impairment charges. Please tell us why you believe you are permitted to include this non-GAAP measure in your filing considering question 11 of the Staff’s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (the non-GAAP FAQ). If you believe inclusion of this measure in your filing is appropriate, please explain how it is used by management and in what way it provides meaningful information to investors.

William Choi
Securities and Exchange Commission
October 31, 2006

The Staff’s answer to question 11 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures states that “ . . . the new Item recognizes . . . that certain non-GAAP per share measures may be meaningful from an operating viewpoint.”
Management excludes the impact of both unusual items and unusual items per share in order to facilitate its analysis of the Company’s core operating results. The Company believes that investors benefit from having this information, as it allows them to understand Management’s perspective on the Company’s results. In particular, the amount for after-tax unusual items per share is provided to investors because they would not be able to calculate this amount using the Company’s effective tax rate. Tax rates vary by jurisdictions, and the jurisdiction in which the item occurred must be known in order to apply the proper rate. For the period in question, the Company recorded $37.5 million in pre-tax unusual items or $25.2 million after tax. The after-tax amount can be determined by multiplying the diluted adjusted weighted average number of shares outstanding of 71,900 (see page 51) by the after-tax per diluted share impact of $0.35. In the future, the Company will include the pre-tax amount as well as the after-tax amount.
The Company respectfully requests that it be permitted to make the requested change prospectively. With the Staff’s concurrence, the Company will, in any future filings that may include disclosure of after-tax per diluted share impacts, provide an explanation for the use of such a non-GAAP financial measure similar to that above and will include a table detailing the non-GAAP financial measure of earnings per share such as that presented below.

	For the year ended
(In millions of U.S. dollars, except per share amounts)	December 31, 2005

	Pre-tax	After-tax
Unusual items, net of tax effect
Restructuring	$3.2	$2.1
Asset impairments	33.5	22.2
Other	0.8	0.8

Total	$37.5	$25.1

Weighted average number of shares outstanding (In thousands)
Basic		71,628
Diluted		71,900

Unusual items per share
Basic		$0.35
Diluted		$0.35

William Choi
Securities and Exchange Commission
October 31, 2006

Contractual Obligations, page 34
2.	Please revise your contractual commitments table to include estimated interest payments on debt. Because the table is aimed at increasing transparency of cash flows, we believe these payments should be included in the table. If you choose not to include these payments, please include a footnote to the table that identifies the excluded item and provides any additional information that is material to understanding your cash requirements.

For the period in question, interest expense on long-term debt of $23.1 million was disclosed in Note 4 — Interest Expense, Net (see page 50). In future filings containing a contractual commitments table, the Company will include estimated interest payments on debt, and will provide such additional information as may be material to understanding cash requirements. For the period in question, the Company does not believe that there was any other information that is material to understanding the Company’s cash requirements.
Schedule II — Valuation and Qualifying Accounts, page 68
3.	Please revise this schedule to include the activity in your sales returns and allowances and your restructuring reserves. Alternatively, you may provide such disclosure in the notes to the financial statements. Refer to Rules 5-04 and 12-09 of Regulation S-X and paragraph 20(b)(2) of SFAS 146 for guidance.

The Company notes that the information relating to restructuring provisions was disclosed in its Form 10-K filing. The charges related to restructuring accruals are disclosed in Note 2 to the financial statements contained therein, and the restructuring accruals at the beginning and end of the year are disclosed in Note 16 thereto. The Company concurs with the Staff’s note that preparing a table and adding an additional footnote would enhance the disclosures, but requests that the Staff consider permitting it to make the requested changes on a prospective basis.

With the Staff’s concurrence, therefore, the Company would include in future filings, where restructuring accruals are made, the footnote set forth below as Note 2. With the Staff’s concurrence, the Company would also include in future filings the amended Schedule II as set forth below to include accrued promotions and rebates, as requested.

William Choi
Securities and Exchange Commission
October 31, 2006

Note 2 — Unusual Items

	Balance at	Charged to	Payments
	Beginning	Costs and	Made During	Balance at End of
	of Year	Expenses	the Year	Year

Cash
Employees Severance	$—	$2.6	$(1.6)	$1.0
Contract settlement	—	0.6	(0.6)	—
Other	—	0.8	(0.3)	0.5

Total	$—	$4.0	($2.5)	$1.5

William Choi
Securities and Exchange Commission
October 31, 2006

Schedule II — Valuation and Qualifying Accounts

	Year ended December 31, 2005

	Balance at	Charged to	Charged to		Balance at
Description	Beginning of Year	Costs and Expenses	Other Accounts	Deduction	End of Year

Reserves deducted in the balance sheet from the assets to which they apply
Allowances for losses on:
Accounts receivables	$(12.1)	$(0.5)	$(0.1)	$4.9	$(7.8)
Inventories	(6.8)	(1.0)	(0.5)	0.7	(7.6)
Intangibles and other assets	(0.4)	—	—	0.4	—
Deferred income tax assets	—	(21.0)	—	—	(21.0)
Accrued promotion and rebates	(24.9)	(55.4)	—	52.7	(27.6)

	$(44.2)	$(77.9)	$(0.6)	$58.7	$(64.0)

	Year ended January 1, 2005

	Balance at	Charged to	Charged to		Balance at
Description	Beginning of Year	Costs and Expenses	Other Accounts	Deduction	End of Year

Reserves deducted in the balance sheet from the assets to which they apply
Allowances for losses on:
Accounts receivables	$(6.8)	$(6.5)	$—	$1.2	$(12.1)
Inventories	(7.2)	0.1	(0.2)	0.5	(6.8)
Intangibles and other assets	(0.6)	0.2	—	—	(0.4)
Accrued promotion and rebates	(24.2)	(46.6)	—	45.9	(24.9)

	$(38.8)	$(52.8)	$(0.2)	$47.6	$(44.2)

	Year ended January 3, 2004

	Balance at	Charged to	Charged to		Balance at
Description	Beginning of Year	Costs and Expenses	Other Accounts	Deduction	End of Year

Reserves deducted in the balance sheet from the assets to which they apply
Allowances for losses on:
Accounts receivables	$(3.4)	$(3.6)	$(0.7)	$0.9	$(6.8)
Inventories	(6.7)	(0.6)	(1.3)	1.4	(7.2)
Intangibles and other assets	(1.1)	—	0.5	—	(0.6)
Accrued promotion and rebates	(21.6)	(48.2)	—	45.6	(24.2)

	$(32.8)	$(52.4)	$(1.5)	$47.9	$(38.8)

William Choi
Securities and Exchange Commission
October 31, 2006

Form 8-K Filed July 27, 2006
4.	Your presentation of sales decline percentages excluding acquisitions and/or foreign exchange appear to be non-GAAP measures. We note your presentation and discussion of similar measures in your MD&A included in your Form 10-K for the year ended December 31, 2005. When applicable, please present a similar reconciliation in your future Forms 8-K to the one presented in your Form 10-K. Ensure that you reconcile this non-GAAP measure to the most directly comparable financial measure calculated and presented in accordance with GAAP. Refer to Regulation G.

The Company will include in any future Forms 8-K containing such disclosure, when applicable, and the requested presentation, discussion, and reconciliation.
Form 10-Q for the Quarterly Period Ended July 1, 2006
Management’s Discussion and Analysis of Financial Condition and Results of Operations, Results of Operations, Gross Profit, page 24
5.	We note your discussion that gross margin in 2005 was impacted by a $4.9 million benefit related to the settlement of a lawsuit against suppliers of a high fructose corn syrup. Please explain your basis for recording this litigation settlement as a reduction of cost of sales.

The litigation in question involved allegations of overcharging by a supplier of raw materials. The alleged overcharges had been previously recorded by the Company within cost of sales. In connection with the settlement of the litigation, therefore, the settlement award was recorded as a recovery of the overcharges previously expensed , and thus recognized as a reduction of the cost of sales, similar to any other recovery of previously expensed raw material costs consistent with the discussion within EITF 02-16.

William Choi
Securities and Exchange Commission
October 31, 2006

The Company acknowledges that:
•	It is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.
     The Company believes that the responses provided above fully address the matters contained in the Comment Letter. Please forward copies of any further comments that you may have to the undersigned at (215) 988-2757. If you have any questions, please do not hesitate to contact the undersigned at (215) 988-2515 or Matthew McDonald at (215) 988-1192.

Sincerely,
/s/ H. John Michel, Jr.
H. John Michel, Jr.

cc:	B. Clyde Preslar, Executive Vice President and Chief Financial Officer Mark Halperin, Chief Legal and Corporate Development Officer